FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: March 8, 2004
Commission File Number 001-31528

IAMGOLD Corporation

(Translation of registrant's name into English)

220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4, Canada Tel: (416) 360-4710

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

/s/ Larry E. Phillips

Date: March 8, 2004	Larry E. Phillips
Vice-President, Corporate Affairs & Corporate Secretary

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto, ON, Canada M5J 2W4 Ph: 416-360-4710 Fax: 416-360-4750 Toll free: 1 888 IMG 9999 E-mail: info@iamgold.com Website: www.iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: 52-Week Trading Range: Total Shares Outstanding: Fully Diluted:	IMG IAG Cdn$5.48 - $10.99 144.9 million 150.8 million

FOR IMMEDIATE RELEASE: March 8, 2004	No. 04/ 04

PRECIOUS METALS AND COPPER INTERSECTED AT IAMGOLD’S QUIMSACOCHA PROPERTY, ECUADOR

Toronto, Ontario, March 8,2004 - IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to announce encouraging drill results from its Quimsacocha project, Ecuador and provide an update on some of its other exploration activities in the Americas. At Quimsacocha, the second phase of the 2003 diamond drilling program was successful in better defining the continuity and grade potential of some previously intersected precious metal enriched quartz veins. At the Tocantins project, Brazil, numerous reverse circulation drill holes tested old garimpeiro workings at the Chapada North and Nova Prata prospects. Numerous holes intersected low to moderate grade gold mineralization over generally narrow widths. The joint venture partners are developing other targets at the large Tocantins project on the basis of geochemical and geophysical data and it is anticipated that further drill targets will be defined before the end of the year.

Dennis Jones, Vice President of Exploration of IAMGOLD, commented on the results from Quimsacocha, stating: "IAMGOLD was originally attracted to Quimsacocha by the large size of the alteration footprint on the property, a feature typical of large epithermal deposits, but we recognized that sorting out the geometry of the vein system was going to be challenging. This most recent phase of drilling is very encouraging given the high grade gold, silver and copper values combined with the fact that we are starting to see continuity of the veins. Quimsacocha is just one of the projects we’ll be following up this year. IAMGOLD, alone and with its joint venture partners, expects to spend US$9 million on field exploration in 2004, the majority of which will fund drilling on up to nine projects during the year."

Quimsacocha Project, Ecuador

IAMGOLD completed a second phase of drilling during the second half of 2003 on its 100% owned, 12,500 hectare Quimsacocha project in southern Ecuador. The Company is exploring an epithermal gold system hosted within metavolcanics adjacent to a large intrusive. The principal targets of the 2003 drilling were quartz veins hosting high-grade gold mineralization associated with silver and copper in the "D1 area" within the metavolcanics and the area in and along the edge of the intrusive. The veins were first recognised in drilling by Newmont and Cogema in the late 1990s. Results from IAMGOLD’s earlier drilling were reported in Press

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Releases on March 31 and June 11, 2003. In total, 6,610m of diamond drilling in 20 holes (lQD89 to IQD108) was completed in 2003 (refer to Figure 1 for location of all drill holes).

Moderate to high values of gold, silver and copper were encountered in seven out of eight holes which intersected seven veins in the D1 area (refer to Table 1). The quartz veins at Quimsacocha are covered by a thin layer of overburden, which, together with the lack of geophysical response of the veins, makes it difficult to determine their orientation. However, the recently completed drill program has confirmed that Vein 11 has an east-west strike and that the vein carries significant grades of gold, silver and copper over both a strike length and a vertical interval of more than 300 metres. Vein 11 remains open along strike to the east and west and at depth. The orientation of the other six veins intersected by drilling in the vicinity of Vein 11 have not yet been confirmed.

An additional 12 holes were drilled at Quimsacocha outside of the D1 area, within the diatreme at "Tres Lagunas" and an area along the edge of the intrusive (Figure 1). The four holes at Tres Lagunas were unable to penetrate the massive silica and did not reach target depth. Further drilling in this area is awaiting the availability of a reverse circulation drill which should be capable of penetrating the massive silica. Three of eight holes drilled along the edge of the intrusive intersected encouraging gold, silver and copper mineralization (refer to Table 1). Only trace amounts of gold, silver and copper, were intersected in the other five holes along the intrusive.

Table 1

Drill Results - Quimsacocha Project, Ecuador

				Intersection			Grade
Structure	Hole	Drilled by	From	To	Width	Gold	Silver	Copper

			(m)	(m)	(m)	(g/t)	(g/t)	(%)
Vein 11	QC 11	Newmont	10.0	18.0	8.0	24.4	113.2	*
		including	14.0	16.0	2.0	83.5	316.8	*
	IQD 107 +	IMG	212.7	214.5	1.8	8.2	57.7	5.3
	IQD 95*	IMG	273.0	275.1	2.1	34.8	260.9	4.4
	IQD 84	IMG	29.6	31.7	2.1	4.7	25.1	2.1
	IQD 89 +	IMG	397.6	398.4	0.8	9.9	116.1	8.0
		and	413.8	415.0	1.2	7.3	103.8	4.3
		and	431.3	432.4	1.1	8.6	52.1	5.3
Vein 105	QC 26	Newmont	6.7	8.2	1.5	2.3	4.3	*
	IQD 105 +	IMG	224.0	226.0	2.0	13.8	1.2	0
Vein 26	QC 26	Newmont	27.4	46.0	18.6	2.2	17.4	*
	IQD 105 +	IMG	251.3	262.5	11.2	5.6	63.8	4.8
Vein 10	QC 10	Newmont	4.0	6.0	2.0	10.0	22.5	*
Vein 103	IQD 103 +	IMG	150.1	185.7	35.6	4.0	36.3	0.3
		including	155.7	156.6	0.9	12.5	94.2	0.8
Vein 108	IQD 108*	IMG	93.0	94.2	1.2	13.2	220.5	5.0
Vein 42	QC 42	Newmont	14.0	16.0	2.0	5.9	17.3	*
Diatreme	IQD 94 +	IMG	438.4	441.2	2.8	5.1	71.3	1.2
	IQD 96 +	IMG	390.0	392.0	2.0	2.4	35.2	0.7
	IQD 104 +	IMG	307.2	309.9	2.7	2.7	43.2	0.1

+    IAMGOLD holes drilled in 2003
*    Newmont did not assay for copper

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Follow-up exploration at Quimsacocha will include 7,500 metres of orientated core drilling planned to commence later in March with planned completion by July 2004. The objectives of this program include:

▪	Testing Vein 11 over an 800 metre strike length and to a depth along strike of 200 metres (4,700 metres of drilling), and

▪	Determining the strike direction of the six other veins with relatively high grade intersections and then undertaking limited step-out drilling along strike (2,800 metres of drilling). The success of this work will be used to prioritise further drilling of these veins.

Tocantins Joint Venture, Brazil

IAMGOLD manages a 50/50 joint venture with AngloGold Brazil on the 4,500 square kilometer Tocantins project located in the state of Tocantins in central Brazil. The Tocantins project is located within the Almas greenstone belt, an Archean aged greenstone belt not unlike those known to host some of the world's more prolific gold mines. The joint venture partners have developed a number of targets on this large property package. The Chapada North and Nova Prata properties were drill tested in 2003.

At Chapada North, 55 reverse circulation holes were drilled on six lines over a strike length of 3 kilometres. The holes were generally shallow (40 metres depth) and broadly spaced along lines (100 metres between holes) and were designed to test the potential for near-surface, disseminated gold mineralization amenable to open pit mining in an area of extensive local mining (garimpeiro) activity and termite mound geochemical anomalies. Gold assays from this drilling were generally either of low grade (less that 2 g/t) andlor over generally narrow intersection widths (less than two metres). Based on these results no further work is anticipated at Chapada North.

At Nova Prata, a total of 40 similarly shallow and closely-spaced (generally 25 to 30 metres apart) reverse circulation holes were drilled on three lines over a 500 metre strike length and were designed to test a soil geochemical anomaly in a zone where there had been intense garimpeiro activity. Gold assays from this drilling varied from about 1 g/t up to as much as 10 g/t over widths of from one to 15 metres, however were generally of lower grades and narrower widths. Although some of these intersections are encouraging, the lack of strike length continuity and the generally narrow intersection widths appear to limit the property's potential. Given the potential for a number of additional targets within the Tocantins joint venture project area no additional work is planned by the joint venture on Nova Prata at this time.

The joint venture partners are developing other targets on the large land package based on geochemical and geophysical anomalies and it is anticipated that further drill targets will be defined for the second half of the year. A budget of almost US$1 million has been designated by the joint venture partners for exploration activities on Tocantins in 2004.

Update on Other Projects

Updates on the Company's other exploration projects, include:

▪
IAMGOLD has a 50/50 joint venture with Gold Fields on the Condor project which covers an area of influence of 2.2 million square kilometres in southeast Ecuador. In early 2004 a 14 hole, 3,000 metre, reverse circulation drill program was concluded on the 3,900 hectare Ca ñ icapa property (held by International Minerals Corporation) within the Condor joint venture. The program was designed to test an oxidized, epithermal gold system. Of the 14 holes drilled, 12 holes achieved their targeted depth while two had to be abandoned due to

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technical difficulties. Holes were drilled over an area of three square kilometers in which the average width of silica intersected was 120 metres. All sampling has been completed and assay results are expected in late March 2004.

▪

IAMGOLD signed an agreement with Mansfield Minerals Inc. (TSX:MDR) on the latter's Aguas Calientes gold-silver project in the province of Jujuy in northwestern Argentina in February 2004. Under this agreement IAMGOLD can earn up to a 71% interest in the project by expending US$5.1 million over an eight year period and must make payments of $545,000 to Mansfield over a five year period. A 1,200 metre reverse circulation drill program designed to test both a mineralized intrusive and a silicified zone carrying high grade gold values began mid February 2004. Results from this program are expected in the second quarter of 2004.

▪
At the 120 square kilometer, Gandarela project located in the "Iron Quadrangle" district in Minas Gerais State, southeastern Brazil, 50/50 joint venture partner AngloGold Brazil is financing a 6,000 metre diamond drill program. The Gandarela project covers an area dominated by a laterally extensive quartz-pebble conglomerate horizon similar to that of the prolific gold producing Witwatersrand basin in South Africa. Drilling, which commenced in the third quarter of 2003, on what was previously referred to as the Moeda project, is designed to intersect the conglomerates at depths down to 1000 metres to test paleochannels believed to have the best potential to host elevated gold mineralization. Three drills are now on the property with drilling expected to be completed in the second quarter of 2004.

▪
At the 7,500 square kilometer Los Menucos project located in Rio Negro province, southern Argentina, joint venture partner Barrick is expected to fund up to US$12.5 million in exploration over an eight year period to earn a 70% interest in the properties. As part of its expenditure commitment in 2004, Barrick is expected to commence drilling on the property before the end of the year.

▪
IAMGOLD entered into an agreement with Rubicon Minerals Corporation (TSX:RMX) to explore the latter's Avalon project in eastern Newfoundland, Canada in February 2004. The 140 square kilometre property package offers potential for epithermal gold deposits. The expertise that IAMGOLD has gained over the last several years in exploring for these types of deposits in South America will be used in its exploration efforts at the Avalon project. Under the terms of the agreement, IAMGOLD can earn 55% by expending $3 million in exploration and up to a 70% interest by taking the project through to a bankable feasibility study. Diamond drilling is expected in the second half of the year.

▪
At IAMGOLD’s 760 square kilometer Bambadji project located in southeastern Senegal, West Africa, the Company concluded a 12,000 metre, 186 hole reverse circulation drill program in early 2003 (refer to press release dated June 11, 2003). A number of encouraging gold assays were returned over significant intervals from this program. The Bambadji project covers an area underlain by many of the same volcano-sedimentary rocks and regional geological structures known to host many of West Africa's gold deposits. Given the large project area and its potential for hosting a large-scale gold system within a relatively complex geological and structural setting, discussions are being held with senior mining companies regarding a joint venture partnership to aggressively advance future exploration at Bambadji.

Qualified Person I Quality Control Notes

The above exploration projects and results have been reviewed by Dennis Jones, Vice-president of Exploration for IAMGOLD, who is a Qualified Person as defined in National Instrument 43-101. All assays were performed by fire assays at accredited laboratories.

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IAMGOLD Corporation is a growth oriented, mid tier gold mining, exploration and development company. Its head office is located in Toronto, Canada. IAMGOLD generates strong operating cash flow from its interests in four gold mines and numerous revenue generating royalty interests and holds over $100 million in cash and gold bullion on its balance sheet. Principal assets include a 38% interest in the Sadiola gold mine and 40% interest in the Yatela gold mine, located in Mali, West Africa and 18.9% interests in both the Tarkwa and Damang gold mines, located in Ghana, West Africa. The Company’s attributable share of forecasted 2004 gold production is 440,000 ounces. IAMGOLD also has a portfolio of royalty interests in a number of producing gold mines and a 1% royalty interest in the rich Diavik diamond mine in northern Canada. The Company is also exploring highly prospective ground in West Africa and the Americas.

This press release includes certain "Forward-LookingStatements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

Thomas R. Atkins, Vice-President, Investor Relations
or
Dennis Jones, Vice-President, Exploration

Phone: 416 360 4710 Fax: 416 360 4750 North American Toll Free: 1 888 IMG 9999

Please note:

If you wish to be placed on IAMGOLD’s press release list please contact us at info@iamgold.com

This entire press release may be requested via fax, accessed via e-mail, on IAMGOLD’s website at
www.iamgold.com and on Canada Newswire’s website at www.newswire.ca

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov

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QUIMSACOCHA, ECUADOR

Drill Hole Location Plan

Cerro Casco
Gulag
Las Costillas
IQD90
IQD93
IQD94
D1 Target Area
IQD91
IQD96
IQD92
Diatreme Intrusive
IQD104
IQD101
IQD97
Tres Lagunas
IQD100
IQD98
IQD99
Loma Grande
Rio Falso
Aguarongas
0
1km
D1 Area Enlargement
Drill hole projections in bold refer to assays in Table 1
IQD106
QC 11
IQD83
IQD84
IQD87
IQD86
IQD88
IQD107
IQD95
IQD89
IQD102
IQD108
IQD103
QC26
QC42
QC10
IQD105
0
200m
IAMGOLD drill holes
Newmont/Cogema drill holes
Intrusive Boundary

Figure 1